FOR IMMEDIATE RELEASE                                                                                                                                                                      TSX: SLW
November 11, 2013                                                                                                                                                                                     NYSE: SLW

SILVER WHEATON REPORTS RECORD PRODUCTION
FOR THE THIRD QUARTER AND FIRST NINE MONTHS OF 2013

Vancouver, British Columbia – Silver Wheaton Corp. (“Silver Wheaton” or the “Company”) (TSX:SLW) (NYSE:SLW) is pleased to announce its unaudited results for the third quarter ended September 30, 2013. All figures are presented in United States dollars unless otherwise noted.

THIRD QUARTER HIGHLIGHTS

●
Record attributable silver equivalent production for the three months ended September 30, 2013 of 8.9 million ounces (6.8 million ounces of silver and 34,800 ounces of gold), compared to 7.6 million ounces in Q3 2012, representing an increase of 17%.

●
Attributable silver equivalent sales for the three months ended September 30, 2013 of 7.8 million ounces (5.7 million ounces of silver and 35,300 ounces of gold), compared to 5.1 million ounces in Q3 2012, representing an increase of 52%.

●	Revenues of $166.4 million compared with $161.3 million in Q3 2012, representing an increase of 3%.

●
Average realized sale price per silver equivalent ounce sold for the three months ended September 30, 2013 of $21.26 ($21.22 per ounce of silver and $1,308 per ounce of gold), representing a decrease of 32% as compared to the comparable period of 2012.

●	Net earnings of $77.1 million ($0.22 per share) compared with $119.7 million ($0.34 per share) in Q3 2012, representing a decrease of 36%.

●	Operating cash flows of $118.7 million ($0.33 per share¹) compared with $128.7 million ($0.36 per share¹) in Q3 2012, representing a decrease of 8%.

●	Cash operating margin¹ of $16.53 per silver equivalent ounce compared with $27.20 in Q3 2012.

●
Average cash costs¹ were $4.13 and $386 per ounce of silver and gold, respectively. On a silver equivalent basis, average cash costs¹ rose to $4.73 compared with $4.16 in Q3 2012, due primarily to an increase in the percentage of revenue from gold sales.

1 Please refer to non-IFRS measures at the end of this press release.

•
Declared quarterly dividend of $0.09 per common share as the result of the Company’s dividend policy whereby the quarterly dividend is equal to 20% of the average of the previous four quarters’ operating cash flow.

•
Subsequent to quarter end, the Company announced an amendment to the precious metal purchase agreement with Hudbay Minerals Inc. (“Hudbay”) to include the acquisition of an amount equal to 50% of the gold production from the Constancia project (“Constancia”) in Peru for the life of mine.

•
Subsequent to quarter end, Barrick Gold Corp. (“Barrick”) announced it will temporarily suspend construction activities at its Pascua-Lama project (“Pascua-Lama”), except those required for environmental protection and regulatory compliance. As a result, Silver Wheaton agreed to amend its silver purchase agreement to extend the Company’s entitlement to 100% of the production from three of Barrick’s currently producing mines by one year until the end of 2016, and to extend the completion test deadline an additional year to the end of 2017.

•
Silver Wheaton recently revised 2017 guidance to reflect recent developments as stated in the Company’s November 4, 2013 news release. 2017 guidance is now forecast to be 42.5 million silver equivalent ounces1 including 210,000 ounces of gold. Silver Wheaton’s 2013 silver equivalent production is still expected to exceed 33.5 million ounces1 including 145,000 ounces of gold.

•	Silver Wheaton announces the appointment of Chantal Gosselin to the Board of Directors.

“Production in the third quarter once again hit record levels, putting us well on track to achieving our best year ever and exceeding our 2013 production guidance of 33.5 million silver equivalent ounces,” said Randy Smallwood, President and Chief Executive Officer of Silver Wheaton. “We finished this quarter with our second strongest quarterly sales ever, as the impact of our strong production started flowing through the sales pipeline. Overall, our producing assets performed very well during the quarter, and Sudbury and Salobo added to our strength as these mines began contributing consistent gold deliveries.”

“While we are somewhat disappointed about the delay at Pascua-Lama, we believe that securing an additional year of production from three of Barrick’s other mines adequately compensates Silver Wheaton for extending Pascua-Lama’s completion test deadline. We see Barrick’s decision as fiscally prudent and important in order to improve the economics and allow Pascua-Lama to ultimately be developed into a world-class gold and silver mine.”

“Subsequent to quarter end, we added a gold stream with Hudbay on the Constancia project, which is on schedule to start production in late 2014.  We remain exceptionally busy on the corporate development front but will always maintain our focus on high-quality, tangible opportunities that will allow us to further grow our portfolio of world-class assets.”

 1 Silver equivalent production forecast assumes a gold/silver ratio of 53.3:1.

Financial Review

Revenues

Revenue was $166.4 million in the third quarter of 2013, on silver equivalent sales of 7.8 million ounces (5.7 million ounces of silver and 35,300 ounces of gold). This represents a 3% increase from the $161.3 million of revenue generated in the third quarter of 2012, due primarily to a 52% increase in the number of silver equivalent ounces sold, partially offset by a 32% decrease in the average realized silver equivalent price ($21.26 in Q3 2013 compared to $31.36 in Q3 2012).

Costs and Expenses

Average cash costs¹ in the third quarter of 2013 were $4.73 per silver equivalent ounce, compared with $4.16 during the comparable period of 2012. Cash costs rose year over year primarily due to an increase in gold sales (35,300 ounces in Q3 2013 compared to 6,900 ounces in Q3 2012) associated with Hudbay’s 777 mine and Vale S.A.’s (“Vale”) Sudbury and Salobo mines. The average cash cost per gold ounce1 was $386, or $6.30 per silver equivalent ounce2. This resulted in a cash operating margin1 of $16.53 per silver equivalent ounce, a reduction of 39% as compared to the third quarter of 2012. The decrease in the cash operating margin was largely due to a 32% decrease in the silver equivalent price realized in the third quarter of 2013 compared to the third quarter of 2012, as well as increased cash costs, as noted above.

Earnings and Operating Cash Flows

Net earnings and cash flow from operations in the third quarter of 2013 were $77.1 million ($0.22 per share) and $118.7 million ($0.33 per share¹), compared with $119.7 million ($0.34 per share) and $128.7 million ($0.36 per share¹) for the same period in 2012, a decrease of 36% and 8%, respectively. Earnings and cash flow were impacted by lower gold and silver prices, as well as increased costs due to an increase in gold sales, as noted above.

Balance Sheet

At September 30, 2013, the Company had approximately $62.0 million of cash on hand.
The combination of cash and ongoing operating cash flows, combined with the credit available under the Company's $1 billion Revolving Facility, positions the Company well to fund all outstanding commitments as well as provide flexibility to acquire additional accretive precious metal stream interests.

Operational and Development Highlights

Attributable silver equivalent production was 8.9 million ounces (6.8 million ounces of silver and 34,800 ounces of gold), representing an increase of 17% compared to the third quarter of 2012.

1	Please refer to non-IFRS measures at the end of this press release.

2
Cash cost per silver equivalent ounce calculated using a gold to silver ratio of 61.3 based on either (i) the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver; or (ii) the ratio of the price of silver to the price of gold on the date of sale as per the London Bullion Metal Exchange for the assets which produce only gold.

Operational highlights for the quarter ended September 30, 2013, are as follows:

Pascua-Lama –

As per Barrick’s Q3 2013 MD&A dated October 31, 2013, Barrick has temporarily suspended construction activities at Pascua-Lama, except those required for environmental protection and regulatory compliance, and to place the project on care and maintenance.  Barrick also stated that the decision to re-start construction activities will depend on improved project economics such as go-forward costs, the outlook for metal prices, and reduced uncertainty associated with legal and other regulatory requirements.  As a result of the suspension, Barrick no longer expects first production by mid-2016.

On October 31, 2013, the Company announced that, as a result of Barrick’s decision to temporarily suspend construction activities at Pascua-Lama, the Company has amended its silver purchase agreement with Barrick.  The amendment entails Silver Wheaton being entitled to 100% of the silver production from Barrick’s Lagunas Norte, Pierina and Veladero mines until the end of 2016 - an extension of one year, and extending the completion test deadline an additional year to December 31, 2017. If the requirements of the completion test have not been satisfied by the amended completion date, the agreement may be terminated by Silver Wheaton.  In such an event, Silver Wheaton will be entitled to the return of the upfront cash consideration of $625 million less a credit for any silver delivered up to that date.

San Dimas –

As stated in Primero Mining Corp.’s (“Primero”) November 6, 2013 disclosure, expansion of the San Dimas mine from 2,150 tonnes per day (“tpd”) to 2,500 tpd is on track for commissioning during the first quarter of 2014. At September 30, 2013 the expansion of the mill to 2,500 tpd was 70% complete. Mine development to feed the mill also remains on track to be completed during the first quarter of 2014. In addition, Primero continues to review the option to further expand the San Dimas mine to 3,000 tpd and will provide an update no later than mid-2014.

Peñasquito –

As stated in Goldcorp Inc.’s (“Goldcorp”) October 24, 2013 disclosure, water production at Peñasquito continued in line with Goldcorp’s expectations during the third quarter.  In addition, the year to date rainfall has already exceeded the annual average for Peñasquito, which should improve recharge in the basin over time. Goldcorp also stated that the Northern Well Field ("NWF") project continued on schedule and the final routing has been selected. Land access agreements continued as planned throughout the quarter and final engineering designs are essentially complete. Construction activities are planned to commence in the fourth quarter of 2013.

Other –

On November 4, 2013, Silver Wheaton, through its wholly owned subsidiary Silver Wheaton (Caymans) Ltd., agreed to acquire from Hudbay 50% of the life of mine gold production from Constancia, located in southern Peru, for US$135 million. Silver Wheaton’s August 2012 silver stream purchase agreement for 100% of the life of mine silver production from Constancia has now been amended to include 50% of the life of mine gold production. Silver Wheaton has the option to make the initial upfront payment in either cash or Silver Wheaton shares, calculated at the time the payment is made. Forecast average annual attributable gold production1 from Constancia is anticipated to be approximately 35,000 gold ounces over the first five years, and 18,000 ounces life of mine.

1 Forecast gold production attributable to Silver Wheaton is based on fixed recoveries as defined in the amended precious metals agreement and the most recent mine plan.

      Produced But Not Yet Delivered –

Payable silver equivalent ounces produced but not yet delivered to Silver Wheaton by its partners increased by 0.3 million ounces to approximately 5.3 million silver equivalent payable ounces at September 30, 2013. An increase in produced but not yet delivered ounces at Yauliyacu was partially offset by a decrease at Other mines.

Detailed mine by mine production and sales figures can be found in the Appendix to this press release and in Silver Wheaton’s Management’s Discussion and Analysis (“MD&A”) in the ‘Results of Operations and Operational Review’ section.

New Addition to Silver Wheaton’s Board of Directors

Silver Wheaton is pleased to announce the addition of Chantal Gosselin to the Company’s Board of Directors. Ms. Gosselin brings over 20 years of experience in the financial services and mining industry. Most recently, Ms. Gosselin served as Vice President and Portfolio Manager at Goodman Investment Counsel. Prior to this, she was a senior mining analyst at investment firm Sun Valley Gold LLP. Her career has also included brokerage firm positions at Genuity Capital, Haywood Securities Inc., and Dundee Securities Corporation. Prior to entering the financial industry, Ms. Gosselin held a variety of positions in the mining industry including mine site manager for Blackhawk Mining Inc., Aur Resources and Pan American Silver Corp. Ms. Gosselin holds a Bachelor of Science Mine Engineering degree from Laval University, an MBA from  Concordia University, and a  Chartered Investment Manager designation.

This earnings release should be read in conjunction with Silver Wheaton’s MD&A and unaudited Financial Statements, which are available on the Company’s website at www.silverwheaton.com and have been posted on SEDAR at www.sedar.com.

Webcast and Conference Call Details

A conference call will be held Tuesday, November 12, 2013, starting at 11:00 am (Eastern Time) to discuss these results. To participate in the live call, please use one of the following methods:

Dial toll free from Canada or the US:	(888) 231-8191
Dial from outside Canada or the US:	(647) 427-7450
Pass code:	86400095
Live audio webcast:	www.silverwheaton.com

Participants should dial in five to ten minutes before the call.

The conference call will be recorded. You can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US:	1-855-859-2056
Dial from outside Canada or the US:	(416) 849-0833
Pass code:	86400095
Archived audio webcast:	www.silverwheaton.com

About Silver Wheaton

Silver Wheaton is the largest precious metals streaming company in the world. Based upon its current agreements, forecast 2013 attributable production is approximately 33.5 million silver equivalent ounces1, including 145,000 ounces of gold. By 2017, annual attributable production is anticipated to increase significantly to approximately 42.5 million silver equivalent ounces1, including 210,000 ounces of gold. This growth is driven by the Company’s portfolio of low-cost and long-life assets, including precious metal and gold streams on Hudbay’s Constancia project and Vale’s Salobo and Sudbury mines.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS
The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation.  Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to the future price of silver or gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination, reserve conversion rates, statements as to any future dividends, the ability to fund outstanding commitments and continue to acquire accretive precious metal stream interests and assessments of the impact and resolution of various legal and tax matters.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, operations, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: fluctuations in the price of silver or gold; the absence of control over mining operations from which Silver Wheaton purchases silver and gold and risks related to these mining operations including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, environmental, economic and political risks of the jurisdictions in which the mining operations are located and changes in project parameters as plans continue to be refined; differences in the interpretation or application of tax laws and regulations; and the Company’s interpretation of, or compliance with, tax laws, is found to be incorrect; as well as those factors discussed in the section entitled “Description of the Business - Risk Factors” in Silver Wheaton's Annual Information Form available on SEDAR at www.sedar.com and in Silver Wheaton's Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C.  Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the mining operations from which Silver Wheaton purchases silver and gold, no material adverse change in the market price of commodities, that the mining operations will operate and the mining projects will be completed in accordance with their public statements and achieve their stated production outcomes, the continuing ability to fund or obtain funding for outstanding commitments, the ability to source and obtain accretive precious metal stream interests, expectations regarding the resolution of legal and tax matters, and such other assumptions and factors as set out herein.  Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. Silver Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

1 Silver equivalent production forecast assumes a gold/silver ratio of 53.3:1. Production guidance was updated in Silver Wheaton’s November 5, 2013 news release.

Consolidated Statement of Earnings

	Three Months Ended September 30		Nine Months Ended September 30
(US dollars and shares in thousands, except per share amounts - unaudited)	2013	2012	2013	2012
Sales	$166,405	$161,273	$539,056	$562,319
Cost of sales
Cost of sales, excluding depletion	$37,007	$21,406	$101,914	$74,541
Depletion	38,756	14,464	104,460	53,261
Total cost of sales	$75,763	$35,870	$206,374	$127,802
Earnings from operations	$90,642	$125,403	$332,682	$434,517
Expenses and other income
General and administrative 1	$9,390	$6,762	$28,159	$21,680
Foreign exchange loss (gain)	71	77	(115)	86
Interest expense	1,653	-	4,858	-
Other expense (income)	858	(1,646)	10,629	(2,152)
	$11,972	$5,193	$43,531	$19,614
Earnings before income taxes	$78,670	$120,210	$289,151	$414,903
Income tax expense	(1,613)	(513)	(7,556)	(6,611)
Net earnings	$77,057	$119,697	$281,595	$408,292

Basic earnings per share	$0.22	$0.34	$0.79	$1.15
Diluted earnings per share	$0.22	$0.34	$0.79	$1.15
Weighted average number of shares outstanding
Basic	355,707	353,927	354,981	353,730
Diluted	356,557	355,928	356,239	355,811
1) Equity settled stock based compensation (a non-cash item) included in general and administrative expenses.	$2,268	$1,521	$6,113	$4,849

Consolidated Balance Sheets

	September 30	December 31
(US dollars in thousands - unaudited)	2013	2012
Assets
Current assets
Cash and cash equivalents	$61,956	$778,216
Accounts receivable	5,804	6,197
Other	1,304	966
Total current assets	$69,064	$785,379
Non-current assets
Silver and gold interests	$4,264,839	$2,281,234
Long-term investments	58,643	121,377
Other	5,899	1,347
Total non-current assets	$4,329,381	$2,403,958
Total assets	$4,398,445	$3,189,337
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$19,814	$20,898
Current portion of bank debt	-	28,560
Current portion of performance share units	1,056	-
Total current liabilities	$20,870	$49,458
Non-current liabilities
Long-term portion of bank debt	$1,039,951	$21,500
Deferred income taxes	14,908	9,250
Performance share units	2,408	2,055
Total non-current liabilities	$1,057,267	$32,805
Total liabilities	$1,078,137	$82,263
Shareholders' equity
Issued capital	$1,879,386	$1,811,577
Reserves	(10,032)	(1,710)
Retained earnings	1,450,954	1,297,207
Total shareholders' equity	$3,320,308	$3,107,074
Total liabilities and shareholders' equity	$4,398,445	$3,189,337

Consolidated Statement of Cash Flows

	Three Months Ended September 30		Nine Months Ended September 30
(US dollars in thousands - unaudited)	2013	2012	2013	2012
Operating activities
Net earnings	$77,057	$119,697	$281,595	$408,292
Adjustments for
Depreciation and depletion	38,820	14,523	104,628	53,440
Amortization of credit facility origination fees:
Interest expense	79	-	503	-
Stand-by fees	229	-	1,657	-
Credit facility origination fees re Bridge Facility	-	-	4,490	-
Interest expense	1,574	-	4,355	-
Equity settled stock based compensation	2,268	1,521	6,113	4,849
Performance share units	1,330	831	1,449	1,213
Deferred income tax expense	1,573	361	7,442	5,927
Loss (gain) on fair value adjustment of share purchase warrants held	-	(1,539)	2,694	(1,937)
Investment income recognized in net earnings	(64)	(421)	(358)	(1,090)
Other	(50)	4	15	(20)
Change in non-cash working capital	(2,522)	(6,724)	(904)	(6,329)
Cash generated from operations	$120,294	$128,253	$413,679	$464,345
Interest paid - expensed	(1,628)	-	(4,355)	-
Interest received	6	398	218	1,033
Cash generated from operating activities	$118,672	$128,651	$409,542	$465,378
Financing activities
Bank debt repaid	$(103,000)	$(7,140)	$(1,683,060)	$(21,420)
Bank debt drawn	-	-	2,675,000	-
Credit facility origination fees	(44)	-	(13,995)	-
Share purchase warrants exercised	48,754	-	51,736	10
Share purchase options exercised	371	5,425	6,322	9,513
Dividends paid	(35,629)	(35,388)	(127,848)	(99,046)
Cash generated from (applied to) financing activities	$(89,548)	$(37,103)	$908,155	$(110,943)
Investing activities
Silver and gold interests	$(388)	$(638,430)	$(2,025,863)	$(638,610)
Interest paid - capitalized to silver interests	(3,114)	(168)	(7,959)	(577)
Acquisition of long-term investments	-	-	-	(395)
Dividend income received	57	23	170	57
Other	(43)	(43)	(218)	(105)
Cash applied to investing activities	$(3,488)	$(638,618)	$(2,033,870)	$(639,630)
Effect of exchange rate changes on cash and cash equivalents	$63	$10	$(87)	$50
Increase (decrease) in cash and cash equivalents	$25,699	$(547,060)	$(716,260)	$(285,145)
Cash and cash equivalents, beginning of period	36,257	1,102,116	778,216	840,201
Cash and cash equivalents, end of period	$61,956	$555,056	$61,956	$555,056

Summary of Ounces Produced and Sold

	2013			2012				2011
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Silver ounces produced ²
San Dimas ³	1,660	1,160	1,743	1,694	1,288	1,231	1,692	1,578
Yauliyacu	639	668	624	616	640	606	550	583
Peñasquito	1,636	1,440	1,093	1,445	1,940	1,822	1,365	1,633
Barrick ⁴	465	556	741	769	617	455	630	728
Other ⁵	2,418	2,570	2,038	2,345	2,251	2,378	2,335	2,212
Total silver ounces produced	6,818	6,394	6,239	6,869	6,736	6,492	6,572	6,734
Gold ounces produced ²
Minto	2,894	4,226	5,967	6,785	5,200	3,710	3,348	3,891
777	18,259	16,986	16,951	19,615	11,824⁷	-	-	-
Sudbury	5,575	8,896	9,741	-	-	-	-	-
Salobo	8,061	6,342	4,677	-	-	-	-	-
Total gold ounces produced	34,789	36,450	37,336	26,400	17,024	3,710	3,348	3,891
Silver equivalent ounces of gold produced ⁶	2,130	2,273	2,089	1,432	881	218	172	202
Silver equivalent ounces produced ⁶	8,948	8,667	8,328	8,301	7,617	6,710	6,744	6,936
Silver ounces sold
San Dimas ³	1,560	1,194	1,850	1,629	1,178	1,295	1,701	1,488
Yauliyacu	13	559	149	1,097	184	1,155	497	655
Peñasquito	1,388	1,058	1,459	1,642	1,304	1,845	1,189	851
Barrick ⁴	447	560	753	826	528	470	656	755
Other ⁵	2,257	1,771	1,741	2,153	1,592	2,024	1,885	2,029
Total silver ounces sold	5,665	5,142	5,952	7,347	4,786	6,789	5,928	5,778
Gold ounces sold
Minto	5,287	3,409	6,698	4,876	6,905	2,369	3,860	3,777
777	16,972	23,483	9,414	28,084	-	-	-	-
Sudbury	6,534	4,184	111	-	-	-	-	-
Salobo	6,490	2,793	720	-	-	-	-	-
Total gold ounces sold	35,283	33,869	16,943	32,960	6,905	2,369	3,860	3,777
Silver equivalent ounces of gold sold ⁶	2,163	2,097	971	1,784	357	139	198	196
Silver equivalent ounces sold⁶	7,828	7,239	6,923	9,131	5,143	6,928	6,126	5,974
Gold / silver ratio ⁶	61.3	61.9	57.3	54.1	51.7	58.7	51.2	51.9
Cumulative payable silver equivalent ounces produced but not yet delivered ⁸	5,289	5,022	4,051	3,824	5,195	3,212	4,166	4,127

1)	All figures in thousands except gold ounces produced and sold.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.  Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available.  Certain production figures may be updated in future periods as additional information is received.  The Company has been informed by Glencore that reported production related to the Yauliyacu mine may have been overstated by a total of approximately 200,000 ounces for all or some portion of the period between April 1, 2011 and June 30, 2012.  The required adjustments to production, if any, related to the Yauliyacu mine for these periods will be made once management completes a review of the timing and amount of any production variance.

3)
The ounces produced and sold include ounces received from Goldcorp in connection with Goldcorp’s four year commitment to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

4)	Comprised of the Lagunas Norte, Pierina and Veladero silver interests.
5)	Comprised of the Los Filos, Zinkgruvan, Mineral Park, Cozamin, Neves-Corvo, Stratoni, Keno Hill, Minto, 777, Aljustrel and Campo Morado silver interests.
6)
Gold ounces produced and sold are converted to a silver equivalent basis based on either (i) the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver; or (ii) the ratio of the price of silver to the price of gold on the date of sale as per the London Bullion Metal Exchange for the assets which produce only gold.

7)	Represents production for the period August 8, 2012 to September 30, 2012.
8)	Based on management estimates.

Results of Operations (unaudited)

The Company currently has ten reportable operating segments: the silver produced by the San Dimas, Yauliyacu, Peñasquito, Barrick and Other mines, the gold produced by the Minto, 777, Sudbury and Salobo mines, and corporate operations.

Three Months Ended September 30, 2013
	Ounces Produced²	Ounces Sold	Sales	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce)3	Average Depletion ($'s Per Ounce)	Net Earnings	Cash Flow From Operations	Total Assets
Silver
San Dimas 4	1,660	1,560	$33,856	$21.70	$4.16	$0.82	$26,089	$27,361	$159,180
Yauliyacu	639	13	260	20.02	4.12	5.75	132	207	211,151
Peñasquito	1,636	1,388	27,815	20.03	4.02	2.96	18,119	22,233	476,473
Barrick 5	465	447	10,250	22.93	3.90	3.31	7,026	5,541	599,993
Other 6	2,418	2,257	48,074	21.30	4.22	4.07	29,371	35,157	556,224
	6,818	5,665	$120,255	$21.22	$4.13	$2.85	$80,737	$90,499	$2,003,021
Gold
Minto	2,894	5,287	$6,944	$1,313	$306	$115	$4,716	$5,254	$28,440
777	18,259	16,972	22,040	1,299	400	802	1,647	15,252	292,763
Sudbury	5,575	6,534	8,636	1,322	400	829	605	6,023	1,325,726
Salobo	8,061	6,490	8,530	1,314	400	462	2,937	5,934	614,889
	34,789	35,283	$46,150	$1,308	$386	$641	$9,905	$32,463	$2,261,818
Silver equivalent 7	8,948	7,828	$166,405	$21.26	$4.73	$4.95	$90,642	$122,962	$4,264,839
Corporate
General and administrative							$(9,390)
Other							(4,195)
Total corporate							$(13,585)	$(4,290)	$133,606
	8,948	7,828	$166,405	$21.26	$4.73	$4.95	$77,057	$118,672	$4,398,445

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.  Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available.  Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measures at the end of this press release.
4)
Results for San Dimas include 375,000 ounces received from Goldcorp in connection with Goldcorp’s four year commitment to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

5)	Comprised of the operating Lagunas Norte, Pierina and Veladero silver interests in addition to the non-operating Pascua-Lama silver interest.
6)
Comprised of the operating Los Filos, Zinkgruvan, Keno Hill, Mineral Park, Cozamin, Neves-Corvo, Stratoni, Campo Morado, Minto, 777 and Aljustrel silver interests in addition to the non-operating Rosemont silver and gold interest and Loma de La Plata and Constancia silver interests.

7)
Gold ounces produced and sold are converted to a silver equivalent basis based on either (i) the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver; or (ii) the ratio of the price of silver to the price of gold on the date of sale as per the London Bullion Metal Exchange for the assets which produce only gold.

Three Months Ended September 30, 2012
	Ounces Produced²	Ounces Sold	Sales	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce)3	Average Depletion ($'s Per Ounce)	Net Earnings	Cash Flow From Operations	Total Assets
Silver
San Dimas 4	1,288	1,178	$37,565	$31.90	$4.12	$0.79	$31,776	$32,710	$164,227
Yauliyacu	640	184	5,378	29.23	4.08	5.02	3,704	2,181	220,799
Peñasquito	1,940	1,304	40,431	30.99	3.99	2.96	31,364	35,226	492,132
Barrick 5	617	528	15,752	29.85	3.90	4.34	11,404	13,425	601,187
Other 6	2,251	1,592	49,960	31.39	4.05	3.32	38,238	39,570	464,681
	6,736	4,786	$149,086	$31.16	$4.04	$2.78	$116,486	$123,112	$1,943,026
Gold
Minto	5,200	6,905	$12,187	$1,765	$303	$171	$8,917	$8,930	$31,418
777	11,824	-	-	-	-	-	-	-	354,364
	17,024	6,905	$12,187	$1,765	$303	$171	$8,917	$8,930	$385,782
Silver equivalent 7	7,617	5,143	$161,273	$31.36	$4.16	$2.81	$125,403	$132,042	$2,328,808
Corporate
General and administrative							$(6,762)
Other							1,056
Total corporate							$(5,706)	$(3,391)	$717,756
	7,617	5,143	$161,273	$31.36	$4.16	$2.81	$119,697	$128,651	$3,046,564

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.  Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available.  Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measures at the end of this press release.
4)
Results for San Dimas include 375,000 ounces received from Goldcorp in connection with Goldcorp’s four year commitment to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

5)	Comprised of the operating Lagunas Norte, Pierina and Veladero silver interests in addition to the non-operating Pascua-Lama silver interest.
6)
Comprised of the operating Los Filos, Zinkgruvan, Keno Hill, Mineral Park, Cozamin, Neves-Corvo, Stratoni, Campo Morado, Minto, 777 and Aljustrel silver interests in addition to the non-operating Rosemont silver and gold interest and Loma de La Plata and Constancia silver interests.

7)
Gold ounces produced and sold are converted to a silver equivalent basis based on either (i) the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver; or (ii) the ratio of the price of silver to the price of gold on the date of sale as per the London Bullion Metal Exchange for the assets which produce only gold.

Non-IFRS Measures

Silver Wheaton has included, throughout this document, certain non-IFRS performance measures, including (i) operating cash flow per share (basic and diluted); (ii) average cash costs of silver and gold on a per ounce basis; and (iii) cash operating margin.

i.
Operating cash flow per share (basic and diluted) is calculated by dividing cash generated by operating activities by the weighted average number of shares outstanding (basic and diluted).  The Company presents operating cash flow per share as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metals mining industry who present results on a similar basis.

ii.
Average cash cost of silver and gold on a per ounce basis is calculated by dividing the total cost of sales, less depletion, by the ounces sold.  In the precious metals mining industry, this is a common performance measure but does not have any standardized meaning.  In addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.

iii.
Cash operating margin is calculated by subtracting the average cash cost of silver and gold on a per ounce basis from the average realized selling price of silver and gold on a per ounce basis.  The Company presents cash operating margin as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metals mining industry who present results on a similar basis.

These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.  The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For more detailed information, please refer to pages 22 to 24 of Silver Wheaton’s Management Discussion and Analysis available on the Company’s website at www.silverwheaton.com and posted on SEDAR at www.sedar.com.

For further information, please contact:

Patrick Drouin
Vice President, Investor Relations
Silver Wheaton Corp.
Tel: 1-800-380-8687
Email: info@silverwheaton.com
Website: www.silverwheaton.com